Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

The following description of the ordinary shares of Integrated Media Technology Limited (the “Company” or “IMTE) is intended as a summary only and therefore not a complete description of the Company’s outstanding ordinary shares. The description is based upon, and is qualified by reference to the Company’s Constitution (the “Constitution”), specimen ordinary share certificate, which was filed as exhibits to the Annual Report on Form 20-F, of which this Exhibit 2.1 is a part.

Australian law does not limit the authorized share capital that may be issued by a corporation and does not recognize the concept of par value. Subject to our Constitution, the Australian Corporations Act (the “Corporations Act”), and the rules governing the listing of our securities on the Nasdaq Capital Market (“Nasdaq”), our directors are entitled to issue shares in our capital, grant options over unissued shares, and settle the manner in which fractions of a share are to be dealt with. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options subject to our Constitution, the Corporations Act and Nasdaq rules.

As at December 31, 2022, there are 20,524,754 outstanding shares of the Company.

Ordinary shares

Voting Rights

Under our Constitution, the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Dividend Rights

Our board of directors may from time to time determine to pay dividends to shareholders. Unclaimed dividends may be invested by our directors as they think fit for the benefit of IMTE until claimed or otherwise disposed of in accordance with our Constitution.

Right to share in our profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders, subject to the requirement under the Corporations Act for the board to be satisfied that IMTE’s entire financial position will permit it to pay the proposed dividend without causing the company to be unable to pay its debt as they fall due.

Rights to share in the surplus in the event of liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation, subject to the rights attaching to a class of shares.

No redemption provision for ordinary shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation of Class Rights

Given that the constitution does not set out the procedure for varying or cancelling the rights attached to shares in a class of shares, the Corporations Act provides that those rights may only be varied or cancelled by:

●	a special resolution passed by members holding shares in the class; or

●	the written consent of members with at least 75% of the votes in the class.

Foreign Ownership Regulation

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership, or disposal of shares in an Australian company by non-resident or foreign shareholders. The Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership, and disposal of our ordinary shares by non-resident or foreign shareholders.

Shareholders Meetings

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently December 31st each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors and the appointment of the auditor (if necessary). We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes at the meeting are cast in favor of the resolution by shareholders in person or proxy entitled to vote upon the relevant resolution. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and it is passed if at least 75% of the votes at the meeting are cast by shareholders in person or proxy entitled to vote upon the relevant resolution.

A special resolution usually involves more important questions affecting us as a whole or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act, including without limitation:

●	to change our name;

●	to amend or repeal and replace our Constitution;

●	to approve the terms of issue of preference shares;

●	to approve the variation of class rights of any class of shareholders;

●	to approve certain buy backs of shares;

Listing

Our ordinary shares are listed on Nasdaq under the symbols “IMTE”.